ALLIED GOLD LIMITED

2 August 2007

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

ALLIED ACHIEVES MINIMUM OF US$700/OZ GOLD PRICE FROM FINANCE FACILITY HEDGING PROGRAMME

The Directors of Allied Gold Limited ("Allied") advise that all Conditions Precedent to its Initial Hedging Program have now been satisfied. Allied has executed its gold hedging in accordance with the terms of the Finance Facility Agreement with RMB Australia Holdings Limited and Macquarie Bank Limited.

The Company has hedged 170,000 ounces of gold at an effective price of US$700 per ounce for delivery between March 2008 and December 2011. The Participating Gold Forward Option that the Company has entered into also allows the Company to participate in any upside in the price of gold for 40% (representing 60,000 ozs) of the Company's hedging commitment while remaining protected at US$700 per ounce at all times as a worst case on the entire 170,000 ounces hedged.

The entering into the Initial Hedging Program is also the last Condition Precedent to allow initial draw down of funds from its US$25 million Finance Facility. The facility is now available for immediate drawdown and will provide the required funding to bring the project to completion.

The Company remains on time and within budget to commission the 84,000 ounce per annum Simberi Oxide Gold Project, with first gold production expected in the December quarter.

Yours faithfully

Mark Caruso
Executive Chairman